

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 6, 2010

Raymond Sadowski
Avnet, Inc.
Chief Financial Officer
2211 South 47th Street,
Phoenix, Arizona   85034

      Re: **Avnet, Inc.**
             Form 10-K for the fiscal year ended July 3, 2010
             Filed August 13, 2010
             File No. 001-04224

Dear Mr. Sadowski:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brian Cascio
                    Accounting Branch Chief